Mail Stop 3561

October 25, 2006

Via Fax & U.S. Mail
Mr. Ross Tannenbaum, Chief Executive Officer
Dreams, Inc.
2 South University Drive
Plantation, Florida 33324

      Re: **Dreams, Inc.**
                Form 10-KSB/A for the fiscal year ended March 31, 2006
                Filed July 13, 2006
                File No. 000-30310

Dear Mr. Tannenbaum:

We have reviewed your response letter dated October 10, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the fiscal year ended March 31, 2006

Consolidated Statements of Cash Flows, page 24

1.   We refer to your response to our prior comment four in which you state that additional statement of cash flows errors have been discovered. Please provide us with the reasons for the errors in your response including the nature of the reclassification from financing to operating of $163 that causes the calculation of the change in accrued liabilities to change, not matching the change from the balance sheet from year to year. Include in your response the effect this change in your financial statements had on your evaluation of the effectiveness of your internal controls over financial reporting.

Notes to Consolidated Financial Statements, page 25

Note 4. Inventories, page 32

2.   We note your response to our prior comment five and require further clarification. Your response indicates that your inventory impairment in fiscal 2006 was a result of writing down certain inventory to the cost of the item. Please tell us why cost approximated fair value and if not, why the difference between the recorded value and fair value was not used for purposes of calculating the impairment. We note that fair market value could be below cost. Please advise.

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You may contact Heather Tress at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief